EXHIBIT 12

CASCADE NATURAL GAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	30-Sep-06	30-Sep-05	30-Sep-04	30-Sep-03	30-Sep-02
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$11,951	$11,744	$12,375	$12,363	$12,384
Amortization of debt issuance expense	396	372	618	696	652
Total fixed charges	$12,347	$12,116	$12,993	$13,059	$13,036
Earnings, as defined:
Net income	$12,489	$9,247	$13,302	$8,720	$10,458
Add (deduct):
Income taxes	8,755	5,632	7,559	5,117	6,085
Fixed charges	12,347	12,116	12,993	13,059	13,036
Total earnings	$33,591	$26,995	$33,854	$26,896	$29,579
Ratio of earnings to fixed charges	2.72	2.23	2.61	2.06	2.27